SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        AMERICAN EAGLE MANUFACTURING CO.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   025935 10 7
                                  (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 4, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Barrie  Logan   ###-##-####
-------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
-------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
-------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        SC
-------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                   [ ]
-------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States
-------------------------------------------------------------------------------
                   |7|  SOLE  VOTING  POWER
NUMBER  OF              N/A
SHARES
BENEFICIALLY       |8|  SHARED  VOTING  POWER
OWNED  BY  EACH         20,000,000
REPORTING
PERSON  WITH       |9|  SOLE  DISPOSITIVE  POWER
                        N/A
-------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
         20,000,000
-------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         20,000,000
-------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
-------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         73.3%
-------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
-------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

Schedule 13D relates to the Common Stock of American Eagle Manufacturing Co. The principal executive offices of American Eagle Manufacturing Co. are located at 2052 Corte Del Nogal, Carlsbad, California 92009.

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ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Barrie Logan. Ms. Logan's business address is 2052 Corte Del Nogal, Carlsbad, California 92009. Ms. Logan is the Vice President and Secretary of American Eagle Manufacturing Co. Ms. Logan is also the Vice President and Secretary of American Eagle Corp. ("Eagle Corp."), a wholly owned Nevada subsidiary of American Eagle Manufacturing Co. Ms. Logan also serves as a Director of both American Eagle
Manufacturing  Co.  and  Eagle  Corp.

(d)-(e) During the last five years, Ms. Logan: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ms.  Logan  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Ms. Logan is the wife of Don Logan. As joint tenants with rights of survivorship, they acquired 20,00,000 shares (or 73.3% beneficial ownership assuming full participation in the Share Exchange Agreement) of Common Stock of American Eagle Manufacturing Co. in exchange for 20,000,000 shares of common stock of Eagle Corp. pursuant to an Exchange Agreement dated December 4, 2003 (the "Exchange") which is incporated by reference as an exhibit to a Form 8-K filed by American Eagle Manufacturing Co. on December 10, 2003. Mr. Logan is filing a separate statement on Schedule 13D on his own behalf.

ITEM  4.  Purpose  of  Transaction

Ms. Logan acquired the securities of American Eagle Manufacturing Co. for investment purposes. Depending on general market and economic conditions affecting American Eagle Manufacturing Co. and other relevant factors, Ms. Logan may purchase additional securities of American Eagle Manufacturing Co. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Ms.  Logan  does  not  have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of American Eagle Manufacturing Co., or the disposition of securities of American Eagle Manufacturing Co.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving American Eagle Manufacturing Co. or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of American Eagle Manufacturing Co. or any of its subsidiaries;

(d) any change in the present board of directors or management of American Eagle Manufacturing Co., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of American Eagle Manufacturing Co.;

(f) any other material changes in American Eagle Manufacturing Co.'s business or corporate structure;

(g) changes in American Eagle Manufacturing Co.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of American Eagle Manufacturing Co. by any person;

(h) causing a class of securities of American Eagle Manufacturing Co. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of American Eagle Manufacturing Co. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Barrie Logan beneficially owns 20,000,000 shares of Common Stock, $0.001 par value, of American Eagle Manufacturing Co. with her husband Don Logan as joint tenants with right of survivorship. The shares of Common Stock beneficially owned by Ms. Logan constitute approximately 73.3% of the total number of shares of Common Stock of American Eagle Manufacturing Co., based upon 27,290,399 shares of Common Stock assuming full participation of the Share Exchange Agreement dated December 4, 2003.

(b) Ms. Logan has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, the shares beneficially owned by Ms. Logan. Ms. Logan shares such power with her husband Don Logan.

Don Logan's business address is 2052 Corte Del Nogal, Carlsbad, California 92009. Mr. Logan is the Chief Executive Officer of American Eagle Manufacturing Co. Mr. Logan is also the Chief Executive Officer of American Eagle Corp. ("Eagle Corp."), a wholly owned Nevada subsidiary of American Eagle Manufacturing Co. Mr. Logan also serves as a Director of both American Eagle
Manufacturing  Co.  and  Eagle  Corp.

During the last five years, Mr. Logan: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Ms. Logan acquired the Common Stock as a result of the transaction discussed in ITEM 3, above.

(d) Don Logan, who owns the Common Stock with Ms. Logan as joint tenants with right of survivorship, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Ms. Logan.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

     Exhibit 1(1) Exchange Agreement dated December 4, 2003, between American Eagle Manufacturing Co. and American Eagle Corp.

(1) Filed as an exhibit to the Form 8-K filed by American Eagle Manufacturing Co. on December 18, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December  18,  2003               By:  /s/  Barrie  Logan
                                             --------------------
                                              Barrie  Logan

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